August 26, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DoubleDown Interactive Co., Ltd. Registration Statement on Form – F-1 (Registration No. 333-258032)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, as amended, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of DoubleDown Interactive Co., Ltd. that the effective date of the Registration Statement, as amended, be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on August 30, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 840 copies of the preliminary prospectus dated August 20, 2021 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the preliminary prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

B. RILEY SECURITIES, INC.

As Representative of the several underwriters

[SIGNATURE PAGES FOLLOW]

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name: Jimmy Baker
Title: President

As representative of the several underwriters.

cc:

Jeeho Lee

Tai Vivatvaraphol

[Signature Page to Acceleration Request Letter]